Exhibit 99.1(c)(10)

April 30, 2008

Landry’s Restaurants, Inc.

Attn: Mr. Rick Liem, EVP and CFO

1510 West Loop South

Houston, TX 77027

RE:	Various Properties Saltgrass, Landry’s, Chart House and Specialty Properties

Dear Mr. Liem:

As requested, we have completed an appraisal of the various properties identified later in the attached restricted report. The purpose of this appraisal is to form an opinion of the market value of the identified assets to a single buyer.

The subject consists of a mix of restaurants (Saltgrass, Landry’s, Chart House, etc.), and specialty properties (hotels, marina, amusement facilities, retail and excess land). Our assignment and analysis is detailed later in the scope of the appraisal. Also, please note the assumptions detailed later in the attached report. This appraisal is intended for internal use by the client.

After considering the available facts and subject to the underlying assumptions and limiting conditions contained herein, the market value of the subject property, as of the indicated date, in fee simple interest, is as follows:

Thank you for the opportunity to complete this appraisal assignment. If any questions arise during this review, or if we may be of further assistance, please contact us at any time.

Sincerely,

Larry D. Snyder, MAI

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY LANDRY’S RESTAURANTS, INC. FOR CERTAIN PORTIONS OF THIS DOCUMENT. CONFIDENTIAL PORTIONS HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. OMITTED PORTIONS ARE INDICATED IN THIS AGREEMENT WITH “*****”.

CERTIFICATION

We certify to the best of our knowledge and belief:

1.	The statements of fact contained in this report are true and correct.

2.	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and is my personal, impartial and unbiased professional analyses, opinions, and conclusions.

3.	We have no present or prospective interest in the property that is the subject of this report and no personal interest in with respect to the parties involved.

4.	We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

5.	Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

6.	Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

7.	This appraisal assignment was not based upon a requested minimum valuation, a specific valuation, or the approval of a loan.

8.	Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal.

9.	The reported analysis, opinion, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute, which include the Uniform Standards of Professional Appraisal Practice.

10.	The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

11.	As of the date of this report, Larry D. Snyder, MAI has completed the continuing education program of the Appraisal Institute.

12.	Larry D. Snyder, MAI has not made a personal inspection of the property that is the subject of this report. Please refer to the scope of appraisal for further details.

13.	No one provided significant real property appraisal assistance to the persons signing this report.

Larry D. Snyder, MAI

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TABLE OF CONTENTS

Introduction	4
Summary of Appraisal Problem	6
Purpose and Use/User	7
Scope of Appraisal	8
Assumptions	10
Site & Improvements	10
Highest and Best Use Analysis	12
Method of Valuation	12
Reconciliation of Value	13
Assumptions and Limiting Conditions	14

ADDENDA

Subject Valuation Summary

Sales Data

Rental Data

Qualifications

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INTRODUCTION

Subject Identification

The subject consists of various properties owned by Landry’s Restaurants, Inc. The properties include a mix of Saltgrass Steak House facilities, Landry’s Seafood House restaurants, Chart House, and certain specialty properties, including hotels, amusement facilities and some retail space.

Landry’s is a national, diversified restaurant, hospitality and entertainment company principally engaged in the ownership and operation of full-service, casual dining restaurants, primarily under the names of Rainforest Café, Saltgrass Steak House, Landry’s Seafood House, The Crab House, Charley’s Crab and The Chart House. As of December 31, 2007, the company owned and operated over 179 full-service and certain limited-service restaurants in 28 states.

The subject of this valuation includes a mix of the Landry’s properties in various states. Included on the following pages are details of the subject property.

Summary of Appraisal Problem

The appraisal problem is to value the listed assets as if transferring in a single transaction. For this analysis, we have considered sales, leases and other data of similar property types to derive a reliable value projection. Although the properties were not inspected in person, most were viewed through various on line mapping systems (maps live and Google earth) and from published county websites or from the online searches of the various properties. The appraisal is limited in scope, as will be addressed shortly, and the results are published in this restricted use report.

Property Ownership and History

According to the property representative, all properties are controlled by Landry’s Restaurants, Inc, either directly or indirectly. The history of Landry’s Restaurants, as taken from the Company website and SEC reports indicates that the various restaurants have been added or acquired over the past few years with some acquisitions occurring in 2002 (Muer Seafood Restaurants), 1998 (Cadillac Bar) and in 2003, the Company opened the Downtown Aquarium.

Legal Description

There were no legal descriptions provided for the subject. The list of properties shown previously serves to identify the subject.

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Purpose of the Appraisal

Although the individual properties are located in different regions of the country, the purpose of this appraisal is to form a single value opinion of all properties to one entity.

Intended Use/User of the Appraisal

The appraisal report is intended for use by Landry’s Restaurants, Inc for internal purposes.

USPAP Competency Provision

Larry D. Snyder, MAI has the knowledge and experience to complete this appraisal assignment. Included in the Addenda are the appraiser’s qualifications and the reader is referred to that section for additional information.

Market Value Defined

Market value means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition are the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

(1)	buyer and seller are typically motivated;
(2)	both parties are well informed or well advised, and acting in what they consider their own best interests;
(3)	a reasonable time is allowed for exposure in the open market;
(4)	payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and
(5)	the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

(Source: Office of the Comptroller of the Currency under 12 CRF, part 34, Subpart C-Appraisals, 34.42 Definitions [f].)

Inspection Date

The individual properties were not personally inspected. For many properties, we examined aerial photographs and various websites that depicted the exterior of the facilities. However, no personal inspections were made, as discussed with the client.

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Date of Valuation

The effective date of value is April 28, 2008.

Date of Report

The date of this report is April 30, 2008.

Type of Report

In compliance with Standards Rule 2.2 (c) of the Uniform Standards of Professional Appraisal Practice, this is identified as a restricted use report.

Property Rights Appraised

For this analysis, it was reported that all of the properties are owned in fee simple estate.

Scope of the Appraisal

The scope of the appraisal required investigating sufficient data relative to the subject property to derive an opinion of value. The depth of the analysis was intended to be appropriate in relation to the significance of the appraisal problem.

The following outlines the scope of investigation and analysis that was undertaken in making the appraisal:

•

Information provided by the client included a summary of each property included in this valuation. That information includes the location/address of each property, the lot and building size, assessment information, and the income (business) associated with each entity.

•	A search of the various properties was conducted on the internet to help visualize each property, gather data from the various county assessors, and gather general background data on each property.

•	The properties were not physically inspected, but in many cases aerial mapping software was used to see the exterior of the properties.

•	The valuation of the subject included use of all three approaches to value, but not for each property. For example, no sales of aquariums were discovered and the cost approach

Snyder Valuation	Page | 6

was considered. A nationwide search of restaurant sales was conducted and that data, retained in the appraiser’s files, was given considerable weight in the reconciliation process. The income approach was applied where applicable, mostly for the hotel property as well as for some of the retail/restaurant properties.

•

We researched various reports on Landry’s to better understand the various properties involved in this analysis, operating performance of the facilities, company background data, purchase and sale information of any similar group of properties and other similar data.

•	We researched records of other similar companies to potentially find sales, offerings, operating performance, etc of restaurant properties in bulk.

•

Sales and rents for comparable properties were researched and obtained through Property Line, LoopNet, CoStar Comps, as well as public and government records, and from data provided by other appraisers. The comparables involved the sale of single assets, with few bulk transactions discovered.

•	Compiled a restricted use report.

This appraisal report is intended to be an “appraisal assignment”. That is, the intention was that the appraisal service was performed in such a manner that the results of the analysis, opinion, or conclusion be that of a disinterested third party.

Limitations of Scope

The appraisal is limited in scope in that the properties were not inspected. We have relied on the data provided by the client regarding building size, land area, income information, etc. In many cases, only one approach to value was applied, generally being the sales comparison approach or the income approach.

Assumptions

This analysis includes a number of assumptions, as discussed with the client. We have assumed that all properties are operated in fee simple ownership interest. It was reported that Landry’s owns and has owned the various properties for over three years and we have assumed this to be accurate.

We have assumed that all buildings have been well maintained and operate to typical Landry’s standards. We have assumed that the building and site information provided by the client is

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accurate. Where possible, we have verified certain data with published county records, but in some cases that data was not available and full reliance was given to the information provided. We have assumed that the various properties have been built to code and are legal, conforming uses. We have assumed that all of the restaurants are operating, as reported by the client.

We have assumed that this report is fully intended for internal purposes by the client. The appraisal does not comply with FIRREA as it was not prepared for financing purposes or for any federally related transaction.

Area/Neighborhood

The client is aware of the area and neighborhood characteristics affecting the various properties and that data is not included herein.

Site Data

The specifics on the various sites were included earlier in the subject identification section. For this analysis, we have assumed that each property is legally conforming, has full utility service and provides adequate utility for the improvements.

Improvements

The improvements include a mix of restaurants, specialty properties, and hotels. As taken from the company’s website and from SEC publications, the following summarizes the various themes and details of the Landry’s properties.

Landry’s Seafood House is a full-service traditional Gulf Coast seafood restaurant. It offers an extensive menu featuring fresh fish, shrimp, crab and other seafood, beef and chicken specialties in a comfortable, casual atmosphere. There restaurants feature a prototype look that is readily identified by a large theater-style marquee over the entrance and by a distinctive brick and wood façade.

The Crab House is a full-service casual dining seafood restaurant with a casual nautical theme.

The Chart House and C.A. Muer restaurants include several that operate under several trade names, primarily Charley’s Crab. These provide an upscale full-service dining experience.

Saltgrass Steak House restaurants offer full-service casual dining in a Texas-Western Theme. Prototype buildings have stone and wood beam ranch house design complete with a fireplace and a saloon-style bar.

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Kemah Boardwalk began operating in 1999. It is an amusement, entertainment and retail complex, located on approximately 40 acres. The facility has multiple attractions; including specialty retail shops, a boutique hotel, a marina, and carnival-style rides and games. The Boardwalk Bullet roller coaster opened in August 2007 and is the largest wooden roller coaster in Texas.

The downtown aquarium in Denver opened in 2003. It was purchased out of bankruptcy in for $13.6 million (cost over $93 million to develop). This property also has a restaurant.

The Inn at the Ballpark is located in downtown Houston directly across the street from Minute Maid Park, home of the Houston Astros baseball team. The luxury hotel has over 200 rooms, opened in early 2004.

The various restaurants range in size from 5,000 to 16,000 square feet, with an average size of 8,000 square feet. The seafood restaurants generally have a dining room floor area for approximately 215 customers and additional patio seating on a seasonal basis. Saltgrass Steak House restaurants seat approximately 260 guests on average. Most properties offer bar seating for approximately 10 to 20 additional guests.

Overall, the client is very familiar with the improvements and added discussions are not included herein. Each property is reported to be well maintained and in good condition. The facilities have considerable remaining economic life and each provides good functional utility.

Highest and Best Use

The highest and best use of each improved property is as improved. The data provided indicates that the various operations are profitable. The current economy will likely cause some decline in disposable income, causing some decline in the sales. However, the owner has a considerable investment in the improvements and no changes are considered necessary at the present time. The excess land should be developed to a use that compliments the Boardwalk Development.

Valuation

There are three standard approaches to valuing properties. These are the cost approach, the sales comparison approach, and the income capitalization approach.

The cost approach is based upon the principle that an informed purchaser would pay no more than the cost to produce a substitute property with the same utility as the subject property. It is particularly applicable when the property being appraised involves relatively new improvements, which represent the highest and best use of the land, or when specialized improvements are involved and limited comparable sale data is available.

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The sales comparison approach utilizes prices paid in actual market transactions of similar properties to estimate the value of the subject. This appraisal technique is dependent upon analyzing truly comparable sales, which have occurred recently enough to reflect market conditions relative to the time period of the subject appraisal.

The income approach is widely applied in appraising income producing properties. Anticipated net operating income is converted to a present worth through the capitalization process. The income approach relies upon market data to establish current market rents and expense levels to arrive at an expected net operating income.

Subject Valuation

The subject involves a number of property uses, most of which are restaurants. There are also hotels, retail, excess land, parking garage, and special use properties. With the limited scope of this assignment, we have relied on the various approaches for each property component. For example, the sales comparison approach to value was considered for the valuation of the restaurants. To provide support, the income approach was considered. Similarly for the hotels and retail components both approaches were examined. The excess land was valued based on available sales and listing data. The garage was valued based on replacement cost considerations. The marina and other special uses was valued based on sales and cost data, where applicable.

Valuation Conclusion

A nationwide search of sales of similar restaurants was conducted and that data, retained in our files, indicates that unit prices are seen to range from $400 to $500 per square foot of building area. The concluded unit value was also supported through an analysis of the potential rental income that could be generated if the various properties were leased. The market rent, vacancy, expenses and overall rates were also based on available market data. A range of rents and unit prices was concluded and the value indications were reasonably well supportive of one another.

For the hotel properties, sales of similar properties in the respective market areas were considered and a unit value was derived based on the data. The indicated value was also supported through an analysis of the income potential of these properties. A similar method was applied for the retail components.

The parking garage and other special use properties were primarily valued based on replacement cost considerations, as derived from a national cost manual. The land value was based on sales and listings from the market areas.

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After analyzing the data, and based upon information retained in our files, and subject to the assumptions and limiting conditions contained herein, the value opinion for the subject is concluded as follows:

As indicated previously, the value of the subject was based upon an analysis of the various property and property types and use of the sales comparison, income capitalization and cost approaches. For most properties, both the sales comparison approach and the income approach were considered.

A discussion of the valuation approaches and the indicated value of the respective components follows.

For the Saltgrass Properties, both the sales comparison and income capitalization approaches were considered. These properties generally involve good quality improvements with good location attributes. In total, these restaurants have approximately 146,304 square feet of building area. From the sales which are included in the addenda a unit value was applied to each property, generally ranging from ************1 per square foot of building area. These indicators were applied to the respective building areas of each property, with a value then indicated.

In the same manner, a market rent was projected based on the rent comparables presented in the addenda. An annual rent was forecast, with a deduction for vacancy and expenses, with an overall rate then applied. The indicated value from the income approach is shown in the valuation table in the addenda, along with that from the sales comparison approach.

As shown in the valuation table, the total value indicators for the Saltgrass Properties range between ***********1 (income approach) and ***********1.

[1]

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY LANDRY’S RESTAURANTS, INC. FOR CERTAIN PORTIONS OF THIS DOCUMENT. CONFIDENTIAL PORTIONS HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. OMITTED PORTIONS ARE INDICATED IN THIS AGREEMENT WITH “*****”.

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For the “other” restaurants identified in the subject property detail sheets, a similar valuation methodology was applied. The following summarizes those calculations.

In the above table, the indicated values of ***************2 (sales) and ***********2 do not include the aquarium shown at the top of the table. The aquarium is valued based on the cost approach as it is a special use property, with no known comparable sales. Please note that Landry’s did acquire this property, but it was distressed at the sale, and that does not reflect market value.

The aquarium is valued based on an analysis of the cost to replace this property. The land component is included at $10 per square foot, partly taken from sales data and partly from the assessor records. The cost of the improvement was projected based on a national cost manual (Marshall & Swift). In that document, the “best” data was considered, being a mix of convention space, meeting space, auditorium space, etc. From that data, a cost of ***********2 per square foot was applied to the building area, with an added allowance of 10% of the direct cost for profit. The improvement was depreciated approximately 14%, with that deduction applied. The land value and the FF&E were then added, with the overall value indicated at approximately ***********2 (reportedly near the overall investment to complete this structure when originally built).

The Kemah Properties were valued in a similar manner to those valuations discussed above. The aquarium was again based on cost, less depreciation, plus land and FF&E. For this component, based on our calculations, the value is indicated at ***********2.

The other Kemah Properties include the three restaurants, with those valued based on the sales and income capitalization approaches, as discussed earlier. The hotel property is valued based on sales data, concluded at **************************2. The marina is valued at ***********2, mostly based on sales data throughout the country. The Roller Coaster is valued as personal property, at ***********2. The excess land was included at $25 per square foot of land area, based on assessor information and land sales.

The Inn at the Ballpark was valued based on the limited financial data provided, with the net income capitalized at 8%, indicating a value of approximately ***********2. This figure amounts to *****************2 which is supported by sales data.

As shown in the valuation summary pages within the addenda, the various components indicated the following values:

[2]

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY LANDRY’S RESTAURANTS, INC. FOR CERTAIN PORTIONS OF THIS DOCUMENT. CONFIDENTIAL PORTIONS HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. OMITTED PORTIONS ARE INDICATED IN THIS AGREEMENT WITH “*****”.

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Summary of Component Values

	Sales Comparison		Income Approach		Cost Approach		Reconciliation
Saltgrass	***********	[3]	***********	[3]			***********	[3]
Other Restaurants	***********	[3]	***********	[3]			***********	[3]
Denver Aquarium					***********	[3]	***********	[3]
Kemah Properties	***********	[3]	***********	[3]			***********	[3]
Kemah Aquarium					***********	[3]	***********	[3]
Inn at the Ballpark	***********	[3]	***********	[3]			***********	[3]
Totals	$291,243,100		$209,044,497		$31,200,000		$320,640,000

00

The above value indicator represents a sum of the components, which likely represents a premium that a buyer (s) would pay for the property. In a single transaction, it is likely that some discount would be considered. However, for our analysis, we have not included a discount.

[3]

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY LANDRY’S RESTAURANTS, INC. FOR CERTAIN PORTIONS OF THIS DOCUMENT. CONFIDENTIAL PORTIONS HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. OMITTED PORTIONS ARE INDICATED IN THIS AGREEMENT WITH “*****”.

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ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal report has been made with the following general assumptions:

1.	No responsibility is assumed for legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated in this report.

2.	The property is appraised free and clear of any or all liens and encumbrances unless otherwise stated in this report.

3.	Responsible ownership and competent property management are assumed unless otherwise stated in this report.

4.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

5.	All engineering is assumed to be correct. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.

6.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

7.	It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless otherwise stated in this report.

8.	It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless nonconformity has been stated, defined, and considered in this appraisal report.

9.	It is assumed that all required licenses, certificates of occupancy consents, or other legislative or administrative authority from any local, state, or national governmental or private entity or organization have been or can be obtained or renewed for any use on which the value estimates contained in this report are based.

10.	Any sketch in this report may show approximate dimensions and is included to assist the reader in visualizing the property. Maps and exhibits found in this report are provided for reader reference purposes only. No guarantee as to accuracy is expressed or implied unless otherwise stated in this report. No survey has been made for the purpose of this report.

11.	It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless otherwise stated in this report.

12.

The appraisers are not qualified to detect hazardous waste and/or toxic materials. Any comment by the appraisers that might suggest the possibility of the presence of such substances should not be taken as confirmation of the presence of hazardous waste and/or

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toxic materials. Such determination would require investigation by a qualified expert in the field of environmental assessment.

The presence of substances such as asbestos, urea-formaldehyde foam insulation or other potentially hazardous materials may affect the value of the property. The appraisers’ value estimates are predicated on the assumption that there are no such materials on or in the property that would cause a loss in value unless otherwise stated in this report.

No responsibility is assumed for any environmental conditions, or for any expertise or engineering knowledge required to discover them. The appraisers’ descriptions and resulting comments are the result of the routine observations made during the appraisal process.

13.	Unless otherwise stated in this report, the subject property is appraised without a specific compliance survey having been conducted to determine if the property is or is not in conformance with the requirements of the Americans with Disabilities act. The presence of architectural and communications barriers that are structural in nature that would restrict access by disabled individuals may adversely affect the property’s value, marketability, or utility.

14.	The proposed improvements are assumed to be completed in a good workmanlike manner in accordance with the submitted plans and specifications.

15.	Neither Snyder Valuation, nor any of its employees has a financial interest in the property appraised.

16.	The fee for this report is not contingent upon the value reported.

17.	The appraiser assumes that there are no hidden or unapparent conditions of the property, subsoil, or structures that would render it more or less valuable. The appraisers assume no responsibility for such conditions, or for engineering, which might be required to discover such factors.

18.	It is assumed that all of the data provided to the appraisers by the developer (e.g. building sizes, estimated costs, etc.) are accurate as the appraisers have relied on this data in the valuation process.

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	Name	Location/Address	Lot Size	Bldg SF	Year Built	Assessors Value	Assessor Value/SF	Unit Value	Sales Indicator	Annual Rent	Income Value
Saltgrass
1	Saltgrass Steak House	10614 Research Blvd., Austin, TX 78579	66,559	8,390	2000	$1,629,443	$194	***4	******3	******3	******3
2	Saltgrass Steak House	1646 Westgate Circle, Brentwood, TN	106,722	6,827	N/A	$2,200,200	$322	***3	******3	******3	******3
3	Saltgrass Steak House	5845 Sandshell Drive, Ft. Worth, TX	92,058	8,176	2000	$2,275,000	$278	***3	******3	******3	******3
4	Saltgrass Steak House	20090 Hwy 59, Humble, TX	104,100	8,750	2001			***3	******3	******3	******3
5	Saltgrass Steak House	560 West LBJ Freeway, Irving, TX	88,536	7,789	2001	$2,232,560	$287	***3	******3	******3	******3
6	Saltgrass Steak House	21855 Katy Freeway, Katy, TX	80,193	8,390	2001	$1,553,010	$185	***3	******3	******3	******3
7	Saltgrass Steak House	2801 Craig Drive, McKinney, TX	95,919	7,908	2001	$2,400,013	$303	***3	******3	******3	******3
8	Saltgrass Steak House	18680 I-635, Mesquite, TX	69,853	7,574	1998	$1,538,990	$203	***3	******3	******3	******3
9	Saltgrass Steak House	650 N. Interstate Drive, Norman, OK	54,879	6,450	1999	$1,004,743	$156	***3	******3	******3	******3
10	Saltgrass Steak House	1051 W. I-20, Arlington, TX,	78,449	8,521	1998	$910,000	$107	***3	******3	******3	******3
11	Saltgrass Steak House	North Freeway, Houston, TX	133,380	8,390	1994			***3	******3	******3	******3
12	Saltgrass Steak House	13561 N. Central Expwy., Dallas, TX	79,950	7,980	2000	$2,086,730	$261	***3	******3	******3	******3
13	Saltgrass Steak House	1649 Laguna, Rockwall, TX	88,505	7,126	2000	$1,796,500	$252	***3	******3	******3	******3
14	Saltgrass Steak House	2300 N. I-35, Round Rock, TX	74,096	6,398	2001	$2,262,786	$354	***3	******3	******3	******3
15	Saltgrass Steak House	4627 City Lake Blvd. West, Ft. Worth, TX	92,058	8,390	1998			***3	******3	******3	******3
16	Saltgrass Steak House	8931 N. Yates St., Westminster, CO	137,475	8,141	2006	$1,865,587	$229	***3	******3	******3	******3
17	Saltgrass Steak House	19533 I-45 N., The Woodlands, TX	188,352	8,390	2000	$1,905,910	$227	***3	******3	******3	******3
18	Saltgrass Steak House	1803 Shepherd Drive, Houston, TX	35,000	8,175				***3	******3	******3	******3

[4]

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY LANDRY’S RESTAURANTS, INC. FOR CERTAIN PORTIONS OF THIS DOCUMENT. CONFIDENTIAL PORTIONS HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. OMITTED PORTIONS ARE INDICATED IN THIS AGREEMENT WITH “*****”.

	Name	Location/Address	Lot Size	Bldg SF	Year Built	Assessors Value	Assessor Value/SF	Unit Value	Sales Indicator	Annual Rent	Income Value
Other Restaurants
19	Down Aquarium	700 Water St., Denver, Co.	252905	143,504	1997	$5,185,800	$ 36	***5	******4	******4	******4
20	Babin’s Seafood House	21851 Katy Fwy., Katy, TX	124,604	9,000	2001	$2,000,000	$222	***4	******4	******4	******4
21	Babin’s Seafood House	19529 IH-45 S, Shenandoah, TX	136,513	7,819	2000	$2,160,410	$276	***4	******4	******4	******4
22	Big Fish	700 Town Center Dr., Dearborn, MI	150,718	7,800	1983	$1,343,500	$172	***4	******4	******4	******4
23	Brenner’s Steakhouse on the Bayou	One Birdshall St., Houston, TX	80,263	6,416	1935	$1,408,294	$219	***4	******4	******4	******4
24	Cadillac Bar	1802 Shepherd, Houston, TX	40,698	11,640	1940/ 1979	$1,356,600	$117	***4	******4	******4	******4
25	Captain Crab’s Take Away	1100 NE 79th St., Miami, FL	31,164	2,013	1982	$1,567,465	$779	***4	******4	******4	******4
26	Captain Crab’s Take Away	4775 NW 183rd St., Carol City, FL	17,670	1,810	1978	$375,125	$207	***4	******4	******4	******4
27	Captain Crab’s Take Away	2431 W. Sunrise Blvd., Ft. Lauderdale, FL	21,000	1,313	1982	$578,150	$440	***4	******4	******4	******4
28	Chart House	25908 Genesee Trail Rd., Golden, CO	80,934	6,800	1984	$1,418,800	$209	***4	******4	******4	******4
29	Chart House	5700 S.W. Terwilliger, Portland, OR	21,344	10,100	1955	$2,301,920	$230	***4	******4	******4	******4
30	Chart House	7255 McCormick Pkwy., Scottsdale, AZ	96,311	6,550	1970	$2,101,287	$321	***4	******4	******4	******4
31	Landry’s Seafood House	139 State Farm Pkwy., Birmingham, Al	84,516	7,250	1996			***4	******4	******4	******4
32	Landry’s Seafood House	6801 Gateway Blvd. W., El Paso, TX	87,113	10,322	1995	$2,184,055	$212	***4	******4	******4	******4
33	Fish Tales	2502 Seawall Blvd., Galveston, TX	43,647	15,625	1987	$1,376,650	$ 88	***4	******4	******4	******4
34	Landry’s Seafood House	5310 Seawall Blvd., Galveston, TX	61,393	12,484	1993	$2,009,040	$161	***4	******4	******4	******4
35	Landry’s Seafood House	5101 Governor’s House Dr., Huntsville, AL	199,242	9,465	1996	$1,671,000	$177	***4	******4	******4	******4
36	Landry’s Seafood House	87800 Vinedale Ave., Orlando, FL	111,794	9,776	1996	$2,347,543	$240	***4	******4	******4	******4
37	Landry’s Seafood House	905 East Gregory, Pensacola, FL	62,925	8,350	1961	$1,510,910	$181	***4	******4	******4	******4
38	Rusty Duck	500 Bercut Dr., Sacramento, CA	49,658	8,445	1975	$2,383,617	$282	***4	******4	******4	******4

[5]

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY LANDRY’S RESTAURANTS, INC. FOR CERTAIN PORTIONS OF THIS DOCUMENT. CONFIDENTIAL PORTIONS HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. OMITTED PORTIONS ARE INDICATED IN THIS AGREEMENT WITH “*****”.

39	Landry’s Seafood House	517 Presa St., San Antonio, TX	15,550	6,261	1989	$635,000	$101	***6	******5	******5	******5
40	Vic & Anthony’s	1510 Texas Ave., Houston, TX	9,640	18,818	2003	$4,469,959	$238	***5	******5	******5	******5
41	Charley’s Crab	3000 NE 32nd Ave., Ft. Lauderdale, FL	45,184	8,832	1972	$1,804,520	$204	***5	******5	******5	******5
42	Gandy Dancer	425 Depot St., Ann Arbor, MI	37,026	10,356	1900	$897,400	$87	***5	******5	******5	******5
43	Meriwether’s Muer - River Crab	25485 Telegraph Rd., South field, MI	70,567	8,147	1979	$1,017,750	$125	***5	******5	******5	******5
44	St. Clair Blue Water Inn	1337 N. River Road, St. Clair, MI	136,973	17,000	1974			***5	******5	******5	******5
											******5

	Name	Location/Address	Lot Size	Bldg SF	Year Built	Assessors Value
Kemah
	Aquarium	#11 Kemah Boardwalk, Kemah, TX	241,628	30,696	1998	$5,159,370	$168		******5	******5	******5
	Cadillac Bar	#7 Kemah Boardwalk, Kemah, TX	241,628	12,393	N/A	$1,354,390	$109	***5	******5	******5	******5
	Flying Dutchman	#9 Kemah Boardwalk, Kemah, TX	241,628	23,795	N/A	$1,587,010	$67	***5	******5	******5	******5
	Joe’s Crab Shack	#5 Kemah Boardwalk, Kemah, TX	12,974	11,2245	1997	$1,350,470	$120	***5	******5	******5	******5
	Boardwalk Inn	#8 Kemah Waterfront, Kemah, TX	241,628	55,394	1998	$5,221,650	$94	***5	******5	******5	******5
	Kemah Retail		241,628	28,646	1998			***5	******5	******5	******5
	Parking Garage		241,628	242,784	1998			***5	******5	******5	******5
	Marina	555 Bradford Street, Kemah, TX	825,026			$3,574,510		***5	******5
	Roller Coaster	Kemah Waterfront, Kemah, TX	58,000			$250,000		***5	******5
	Condo-Apts.		5,450			$250,000		***5	******5
	Parking & Excess		73,000					***5	******5
	Parking & Excess		9,500					***5	******5
	Parking & Excess		43,500					***5	******5

[6]

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY LANDRY’S RESTAURANTS, INC. FOR CERTAIN PORTIONS OF THIS DOCUMENT. CONFIDENTIAL PORTIONS HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. OMITTED PORTIONS ARE INDICATED IN THIS AGREEMENT WITH “*****”.

	Parking & Excess		14,501					**7	******6
	Parking & Excess		29,000					***6	******6
	Parking & Excess		83,635					***6	******6
	Parking & Excess		25,099					***6	******6
	Parking & Excess		39,473					***6	******6
	Parking & Excess		18,661					***6	******6
	Parking & Excess		14,500					***6	******6
	Kemah Boardwalk, Marina Inn Total								******6

Hotel
	Inn at the Ballpark	1520 Texas Avenue, Houston, TX	47,393	131,608	1945	$3,835,655	$29		******6

[7]

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY LANDRY’S RESTAURANTS, INC. FOR CERTAIN PORTIONS OF THIS DOCUMENT. CONFIDENTIAL PORTIONS HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. OMITTED PORTIONS ARE INDICATED IN THIS AGREEMENT WITH “*****”.

19

Sale Data
Property Name	Location	Sale Date	Price	Building Size	Price/SF	Year Built	Land Size	Parcel Number	Document #
Former Bennigan’s	South Memorial Pkwy., Huntsville, AL 30064	Oct-06	$1,600.000	6,000 SF	$266.67	2000	1.6 AC	N/A
Back Yard Burgers	16211 Athens-Limestone Blvd., Athens, AL 35613	Aug-06	$1,829,328	3,052 SF	$599.39	2006	0.85 AC	N/A
Chicago Bar & Grill	6821 E. Superstition Springs Blvd., Mesa, AZ 85802	May-06	$2,050,000	4,039 SF	$507.55	1998	1.58 AC	218-56-008W; 218-56-450B	721310
Charelston’s	17001 N. Scottsdale Rd., Scottsdale, AZ	Apr-07	$4,561,552	6,939 SF	$657.66	2000	N/A	215-45-005	469249
Ichi Ban Restaurant	2015 S. alma School Rd., Mesa, AZ 85210	Feb-07	$1,800,000	3,980 SF	$452.26	1985	0.78 AC	302-04-001X	140216
Fresh Choice	535 Howe Ave., Sacramento, CA 95826	Oct-06	$3,400,000	8,136 SF	$417.90	1993	0.71 AC	294-0150-0196	200610181075
Crazy Taco Restaurant	8475 Folsom Blvd., Sacramento, CA 95826	Jul-06	$950,000	1,601 SF	$499.69	1972	1.12 AC	079-0162-012	200607201490
Famous Dave’s BBQ	7557 E. 26th Avenue Denver, CO 80238	May-06	$2,807,100	6,445 SF	$435.55	2005	1.3 AC	1282-02-008	84319
Lazy Dog	4100 E. Mexico Ave., Denver, CO 80222	Jun-07	$3,500,000	8,644 SF	$404.91	1992	N/A	6193-00-175	102139
Applebee’s Restaurant	495 Garden of the Gods Rd., Colorado Springs, CO 80907	Apr-07	$1,877,504	4,800 SF	$391.15	1998	1.34 AC	73251-19-023
Black Eyed Pea	501 Garden of the Gods Rd., Colorado Springs, CO 80907	Oct-06	$2,500,000	5,570 SF	$448.83	1998	1.33 AC	73251-19-026	206163752
Logan’s Roadhouse	9218 Anderson Rd., Tampa, FL 33634	Apr-07	$2,850,000	7,870 SF	$632.13	1999	1.3 AC	023877-0506	17801:1677
Bobby Rubion’s For Ribs	4100 N. Federal Hwy., Ft. Lauderdale, FL 33308	Apr-06	$2,000,000	6,296 SF	$317.66	1968	0.72 AC	49-42-24-08-0250	4176:590
Former Lone Star	11911 N. Dale Mabry, Tampa, FL 33618	May-06	$2,500,000	6,582 SF	$379.82	1972	1.68 AC	049420-0000	16447:0873
Former Schlotsky’s Deli	204 E. Nine Mile Rd., Pensacola, FL 32534	Dec-06	$1,210,000	3,623 SF	$333.98	1999	1.29 AC	14613100	6062:726
Logan’s Roadhouse	3060 W. Sand Lake Rd., Orlando, FL 32819	Apr-07	$2,900,000	7,995 SF	$362.73	1999	1.65 AC	33-23-29-7457-00-030	9235:2438
Former Lone Star	24140 Ford Rd., Dearborn Heights, MI 48127	Jun-07	$1,300,000	6,081 SF	$213.78	1976	1.1AC	Multiple	N/A
Fire Mountain Restaurant	13220 N. Pennsylvania, Oklahoma City, OK 73120	Oct-06	$2,177,500	10,846 SF	$195.23	2004	1.67 AC	20-319-1040	10327:427
Former Old Chicago Restaurant	1150 E. 2nd St., Edmond, OK 73034	Dec-06	$1,250,000	7,588 SF	$164.73	1998	1.67 AC	18-256-1250	10377:294
Applebee’s Restaurant	489 NW. Burnside Rd., Gresham, OR 97030	Jan-07	$2,502,466	5,805 SF	$431.09	2004	0.66 AC	R337596	7018541
Denny’s	425 NE. Hassalo St. Portland, OR 97232	May-07	$1,400,000	3,213 SF	$435.73	1964	0.44 AC	R182193	7101742
Golden Corral	315 Old Lebanon Dirt Rd., Hermitage (Nashville), TN 37076	Sep-07	$3,703,703	12,019 SF	$308.15	2007	2.97 AC	086-00-0-753.00	N/A
Former Krystal’s Restaurant	901 Rivergate Pkwy., Goodlettsville, TN 37072	Jan-07	$750,000	2,168 SF	$345.94	1978	0.62 AC	034-02-0-008.00	200701030001167
Logan’s Roadhouse	2806 W. Loop 340, Waco, TX 76711	Mar-07	$3,112,000	8,060 SF	$386.10	2004	1.6 AC	322575	N/A
Logan’s Roadhouse	3100 E. Central Teas Expwy., Killeen, TX 76542	Mar-07	$3,221,000	7,969 SF	$402.94	2004	1.7 AC	350803	N/A
Katz & Momos	618 W. 6th St., Austin, TX 78701	Feb-07	$3,225,000	9,030 SF	$357.14	1959	0.18 AC	105370	2007038139
Cheddar’s Restaurant	5401 N. Garland Ave., Garland, TX 75040	Dec-06	$3,000,000	7,330 SF	$409.28	2005	2.21 AC	26391800010009000	20600044181
					$398.44